Exhibit 99.1

China Yuchai International Announces

Unaudited Third Quarter 2019 Financial Results

SINGAPORE, Singapore - November 13, 2019 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the third quarter and nine months ended September 30, 2019. The financial information presented herein for the third quarter of 2019 and 2018 is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for the Third Quarter of 2019

•	Net revenue increased by 3.7% to RMB 3.3 billion (US$ 467.7 million) compared with RMB 3.2 billion in the third quarter of 2018;

•	Gross profit was RMB 524.1 million (US$ 74.1 million), with a gross margin of 15.8%, compared with RMB 607.7 million and a gross margin of 19.1% in the third quarter of 2018;

•	Operating profit was RMB 175.8 million (US$ 24.9 million) compared with RMB 251.2 million in the third quarter of 2018;

•	Net earnings attributable to China Yuchai’s shareholders was RMB 50.3 million (US$ 7.1 million) compared with RMB 128.5 million in the third quarter of 2018;

•	Earnings per share were RMB 1.23 (US$ 0.17) compared with RMB 3.15 in the third quarter of 2018;

•	Total number of engines sold was 70,140 units compared with 71,062 units in the third quarter of 2018.

The net revenue for the third quarter of 2019 increased by 3.7% to RMB 3.3 billion (US$ 467.7 million) from RMB 3.2 billion for the same quarter last year.

The total number of engines sold by GYMCL during the third quarter of 2019 was 70,140 units, compared with 71,062 units for the same quarter last year, a decrease of 1.3%. Higher bus, industrial and other engine sales partially offset lower truck and agricultural engine sales compared with the same quarter last year. Total off-road engine sales increased in the third quarter of 2019.

According to data reported by the China Association of Automobile Manufacturers (“CAAM”), in the third quarter of 2019, sales of commercial vehicles (excluding gasoline–powered and electric-powered vehicles) decreased by 2.6% overall compared with the same quarter in 2018. This included a 4.1% decrease in the truck segment and an 8.4% increase in the bus segment. During this period, the sales of heavy-duty trucks increased by 3.7% while the medium-duty truck sales declined by 14.2%.

Gross profit decreased by 13.8% to RMB 524.1 million (US$ 74.1 million) from RMB 607.7 million in the same quarter last year. Gross margin was 15.8% compared with 19.1% in the same quarter last year. The decrease in gross profit was primarily attributed to higher production costs on the National VI engines and pricing pressure.

Other operating income was RMB 91.3 million (US$ 12.9 million) compared with RMB 44.1 million in the same quarter last year. The increase was mainly due to higher government grants and higher interest income compared with the same quarter last year.

Research and Development (“R&D”) expenses increased by 28.7% to RMB 81.8 million (US$ 11.6 million) from RMB 63.6 million in the same quarter last year. The higher R&D expenses were mainly due to higher consultancy fees and experimental costs. R&D expenses were focused on new emission engines and improving existing engine products. GYMCL continues to further develop new engines in its expanded portfolio of next-generation National VI and Tier 4 emission-compliant engines as well as improve overall engine quality and performance. In the third quarter of 2019, the total R&D expenditure including capitalized costs was RMB 165.0 million (US$ 23.3 million) and it represented 5.0% of net revenue compared with RMB 144.3 million, representing 4.5% of net revenue in the third quarter of 2018.

Selling, general & administrative (“SG&A”) expenses increased by 6.2% to RMB 357.7 million (US$ 50.6 million) from RMB 337.0 million in the same quarter last year. The increase was mainly due to higher depreciation and higher repair and maintenance expenses. SG&A expenses represented 10.8% of revenue compared with 10.6% in the same quarter last year.

Operating profit decreased by 30.0% to RMB 175.8 million (US$ 24.9 million) from RMB 251.2 million in the same quarter last year. The operating margin was 5.3% compared with 7.9% in the same quarter last year.

Finance costs increased by 57.4% to RMB 47.0 million (US$ 6.7 million) compared with RMB 29.9 million in the same quarter last year. Higher finance costs were mainly due to the higher amount of trade bills discounted.

Net profit attributable to China Yuchai’s shareholders was RMB 50.3 million (US$ 7.1 million), compared with RMB 128.5 million in the same quarter in 2018.

Basic and diluted earnings per share were RMB 1.23 (US$ 0.17), compared with earnings per share of RMB 3.15 in the third quarter of 2018.

Basic and diluted earnings per share in the third quarter of 2019 and 2018 were based on a weighted average of 40,858,290 shares.

Financial Highlights for the Nine Months ended September 30, 2019

•	Net revenue increased by 5.1% to RMB 12.3 billion (US$ 1.7 billion) compared with RMB 11.7 billion a year ago;

•	Gross profit was RMB 2.0 billion (US$ 282.5 million), or a gross margin of 16.2%, compared with RMB 2.2 billion, or a gross margin of 19.0%, a year ago;

•	Operating profit was RMB 825.3 million (US$ 116.7 million) compared with RMB 949.9 million a year ago;

•	Basic and diluted earnings per share were RMB 9.68 (US$ 1.37) compared with RMB 12.32 a year ago;

•	Total number of engines sold was 281,499 units compared with 281,850 units a year ago.

For the nine months ended September 30, 2019, net revenue increased by 5.1% to RMB 12.3 billion (US$ 1.7 billion) from RMB 11.7 billion in the same period last year.

The total number of engines sold by GYMCL in the first nine months of 2019 was 281,499 units compared with 281,850 units in the same period last year.

According to data reported by CAAM, in the nine months ended September 30, 2019, sales of commercial vehicles (excluding gasoline–powered and electric-powered vehicles) decreased by 6.8%, with lower sales in the truck and bus segments compared with the same period in 2018.

Gross profit decreased by 10.4% to RMB 2.0 billion (US$ 282.5 million) compared with RMB 2.2 billion in the same period last year. Gross margin was 16.2% compared with 19.0% in the same period last year. The decrease was mainly attributable to higher costs incurred in the production of National VI engines and pricing pressure.

Other operating income increased by 82.4% to RMB 234.1 million (US$ 33.1 million) compared with RMB 128.3 million in the same period last year. This increase was mainly due to higher government grants and higher interest income.

R&D expenses were RMB 264.3 million (US$ 37.4 million) compared with RMB 340.0 million in the same period last year. Lower R&D expenses were mainly due to the higher capitalization of development costs for National VI and Tier 4 that met the IFRS capitalization criteria. The ongoing R&D program is focused on new and existing engine products as well as continued initiatives to improve engine quality. In the first nine months of 2019, the total R&D expenditure including capitalized costs was RMB 461.3 million (US$ 65.2 million) compared with RMB 420.7 million in the same period last year. As a percentage of revenue, R&D spending was 3.7% in the first nine months of 2019 compared with 3.6% in the same period last year.

SG&A expenses were RMB 1.1 billion (US$ 161.6 million) similar to RMB 1.1 billion in the same period last year. SG&A expenses represented 9.3% of revenue for the first nine months of 2019 compared with 9.1% in the same period last year.

Operating profit was RMB 825.3 million (US$ 116.7 million) from RMB 949.9 million in the same period last year. The operating margin was 6.7% in the first nine months of 2019 compared with 8.1% in the same period last year.

Finance costs were RMB 104.7 million (US$ 14.8 million) compared with RMB 82.0 million in the same period last year. Higher finance costs were mainly due to the higher amount of trade bills discounted.

Net profit attributable to China Yuchai’s shareholders was RMB 395.3 million (US$ 55.9 million), compared with RMB 503.5 million in the same period last year.

Basic and diluted earnings per share were RMB 9.68 (US$ 1.37) compared with RMB 12.32 in the same period last year.

Basic and diluted earnings per share in the first nine months of 2019 were based on a weighted average of 40,858,290 shares, compared with a weighted average of 40,858,290 shares for basic earnings per share and a weighted average of 40,872,254 shares for diluted earnings per share in the same period in 2018.

Balance Sheet Highlights as at September 30, 2019

•	Cash and bank balances were RMB 5.7 billion (US$ 803.5 million) compared with RMB 6.1 billion at the end of 2018;

•	Trade and bills receivables were RMB 8.0 billion (US$ 1.1 billion) compared with RMB 7.4 billion at the end of 2018;

•	Inventories were RMB 2.4 billion (US$ 334.5 million) compared with RMB 2.5 billion at the end of 2018;

•	Trade and bills payables were RMB 5.3 billion (US$ 755.0 million) compared with RMB 4.6 billion at the end of 2018;

•	Short-term and long-term borrowings were RMB 1.6 billion (US$ 228.4 million) compared with RMB 2.0 billion at the end of 2018.

Mr. Weng Ming Hoh, President of China Yuchai International Limited, commented, “Our engine sales in the third quarter of 2019 exemplify our strategy of addressing multiple markets with a broad range of advanced engines to meet the needs of our customers. In a continuing slow economic growth environment, our unit sales were stable as our sales to the off-road segment continued expanding.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 7.0729 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on September 30, 2019. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2019 or at any other date.

Unaudited Third Quarter 2019 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on November 13, 2019. The call will be hosted by Mr. Weng Ming HOH, President, and Dr. Thomas PHUNG, Chief Financial Officer, of China Yuchai. They will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialling +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 7354677 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2018, GYMCL sold 375,731 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com

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